SF 656                                                                 SAMPLE


                       ENHANCED CASH SURRENDER VALUE RIDER


This rider is part of Your policy. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The Effective Date of this rider is the same as the Policy Date unless another date is shown on the current Data Pages.

RIDER PROVISIONS


The CHARGES AND LIMITS section of Your current Data Pages are amended as follows:

If you surrender the policy to which this rider is attached within the first 5 policy years, we will pay an amount in addition to the Net Surrender Value as shown on the current Data Pages.

LIMITATIONS AND CONDITIONS

The Enhanced Cash Surrender Value Rider benefit will not apply if the policy is surrendered in conjunction with a replacement or Section 1035 Exchange.


TERMINATION


This rider will terminate on the first of the following events:

1.       We receive Your Notice to cancel it;


2.       Termination of Your policy;


3.       The fifth policy anniversary;


4.       Your assignment of the policy, except as in item 5 stated below;

5.       Any change of ownership except:

          a. A change resulting from a merger, consolidation, or acquisition of Your assets unless the successor owner of the policy was Your wholly owned subsidiary on the date the ownership changed; or

          b. The successor owner of Your policy is a trust established by You for the purposes of providing employee benefits


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                                [GRAPHIC
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                                                     Insurance Company
                                                     Des Moines, Iowa 50392-0001